Exhibit 99.2

Management's Discussion and Analysis

for the three and nine months ended September 30, 2018

MEDICURE INC.

Prepared by Management without review by the Company’s auditor

Message to Shareholders, November 2018

In recent years, the Company has seen significant growth in the sales of AGGRASTAT® (tirofiban hydrochloride) and while the revenues for the first nine months of 2018 were below the revenues we achieved in the first nine months of 2017 from our AGGRASTAT® business, we continue to see increases in the patient market share for AGGRASTAT®. Reduced revenue year to date was due to continued price pressure on the selling price of AGGRASTAT® due decreases in pricing by competitors and an appreciation of the Canadian dollar against the U.S. dollar. With this in mind, Medicure continues to focus on expanding its product portfolio. We launched ZYPITAMAGTM (pitavastatin magnesium) earlier this year through our cardiovascular commercial operation in the United States, in partnership with Zydus Cadila (“Zydus”).

Net revenues for AGGRASTAT® for the three months ended September 30, 2018 were consistent with the three months ended September 30, 2017 at $7.0 million for both periods. Revenues decreased due to continued price pressures on the selling price of AGGRASTAT®, offset by a stronger US dollar in the quarter and increases in volume of the product sold. There remains potential for further growth in the AGGRASTAT® brand remains and diversification is occurring with the launch of ZYPITAMAGTM in May 2018. ZYPITAMAGTM contributed $326,000 of revenue to the Company during the three months ended September 30, 2018 and we continue to work towards growing the ZYPITAMAGTM brand.

We recently announced the approval of our first Abbreviated New Drug Application (“ANDA”) for Sodium Nitroprusside Injection 50mg/2ml (25mg/ml) single dose vial (“Sodium Nitroprusside” or “SNP”) and this will again serve to diversify our revenue base. Our development of additional generic cardiovascular products is ongoing, with ANDA filing dates for our other two ANDA projects with the U.S. Food and Drug Administration (“FDA”) expected in the first quarter of 2019.

This year, as we focus on the sales and marketing of AGGRASTAT® and ZYPITAMAGTM and the up-coming launch of Sodium Nitroprusside in Q1 2019, we continue to explore additional opportunities to acquire, in-license or develop complimentary products that fit our suite of cardiovascular products. The successful growth of AGGRASTAT® and the expansion of our talented commercial team provides the organizational asset that can be and is now being applied to additional commercial products.

Medicure has a strong balance sheet that we can leverage to acquire additional products for our commercial organization. On behalf of the Board, I want to thank our shareholders, stakeholders and employees for their continued support while we manage our business. We remain committed to creating value for you and look forward to what lies ahead for the remainder of 2018 and beyond.

Yours sincerely,

Albert D. Friesen, Ph.D.

Chairman, President and Chief Executive Officer

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Management’s Discussion and Analysis

The following management’s discussion and analysis (“MD&A”) is current as of November 20, 2018 and should be read in conjunction with Medicure Inc.’s (“Medicure” or the “Company”) audited consolidated financial statements for year ended December 31, 2017 which have been prepared under International Financial Reporting Standards (“IFRS”) and the Company's annual report on Form 20-F for the year ended December 31, 2017. This MD&A was prepared with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Except as otherwise noted, the financial information contained in this MD&A and in the Company’s consolidated financial statements has been prepared in accordance with IFRS. All amounts are expressed in Canadian dollars unless otherwise noted. Additional information regarding the Company is available on SEDAR at www.sedar.com and at the Company's website at www.medicure.com.

FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking information as defined in applicable securities laws (referred to herein as “forward-looking statements”) that reflect the Company’s current expectations and projections about its future results. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are based on the current assumptions, estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances.

The Company uses words such as “believes,” “may,” “plan,” “will,” “estimate,” “continue,” “anticipates,” “intends,” “expects,” and similar expressions to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties, both known and unknown, as well as other factors that could cause the Company’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements.

Specifically, this MD&A contains forward-looking statements regarding, but not limited to:

•	the Company’s intention to sell and market its acute care cardiovascular drug, AGGRASTAT® in the United States and its territories through the Company's U.S. subsidiary, Medicure Pharma, Inc.;

•	the Company’s intention to sell and market its cardiovascular drug, ZYPITAMAGTM in the United States and its territories through the Company's U.S. subsidiary, Medicure Pharma, Inc.;

•	the Company’s intention to sell and market its cardiovascular drug, SNP in the United States and its territories through the Company's U.S. subsidiary, Medicure Pharma, Inc.;

•	the Company’s intention to develop and implement clinical, regulatory and other plans to generate an increase in the value of AGGRASTAT®;

•	the Company’s intention to expand or otherwise improve the approved indications and/or dosing information contained within AGGRASTAT®’s approved prescribing information;

•	the Company’s intention to increase sales of AGGRASTAT®;

•	the Company’s intention to increase sales of ZYPITAMAGTM;

•	the Company’s intention to launch PREXXARTAN®, which is currently on hold pending resolution of the dispute between Carmel Biosciences, Inc. (“Carmel”) and the third-party manufacturer;

•	the Company’s intention to develop pyridoxal 5 phosphate (“P5P”) or TARDOXALTM, formerly MC-1, for neurological disorders or other applications;

•	the Company’s intention to investigate and advance certain other product opportunities;

•	the Company’s intention to develop and commercialize additional cardiovascular generic drug products;

•	the Company’s intention and ability to obtain regulatory approval for the Company's products;

•	the Company’s expectations with respect to the cost of the testing and commercialization of the Company's products;

•	the Company’s sales and marketing strategy;

•	the Company’s anticipated sources of revenue;

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Management’s Discussion and Analysis

•	the Company’s intentions regarding the protection of the Company's intellectual property;

•	the Company’s intention to identify, negotiate and complete business development transactions (e.g. the sale, purchase, or license of pharmaceutical products or services);

•	the Company’s business strategy; and

•	the Company’s expectation that it will not pay dividends in the foreseeable future.

Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company’s ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such risk factors include, among others, the Company’s future product revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements.

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about:

•	general business and economic conditions;

•	the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results;

•	the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects;

•	the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms;

•	results of current and future clinical trials;

•	the uncertainties associated with the acceptance and demand for new products;

•	clinical trials not being unreasonably delayed and expenses not increasing substantially;

•	government regulation not imposing requirements that significantly increase expenses or that delay or impede the Company's ability to bring new products to market;

•	the Company's ability to attract and retain skilled management and staff;

•	the Company’s ability, amid circumstances and decisions that are out of the Company’s control, to maintain adequate supply of product for commercial sale;

•	inaccuracies and deficiencies in the scientific understanding of the interaction and effects of pharmaceutical treatments when administered to humans;

•	market competition;

•	tax benefits and tax rates; and

•	the Company's ongoing relations with its employees and with its business partners.
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Management’s Discussion and Analysis

Although management of the Company believes that these forward-looking statements are based on reasonable assumptions, a number of factors could cause the actual results, performance or achievements of the Company to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. The forward-looking statements contained in this MD&A [and any documents incorporated by reference herein] are expressly qualified by this cautionary statement. The Company cautions the reader that the foregoing list of important factors and assumptions is not exhaustive. Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. The reader should also carefully consider the matters discussed under “Risk Factors” in this MD&A which provides for additional risks and uncertainties relating to the Company and its business. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, whether as a result of new information or future events or otherwise, other than as may be required by applicable legislation.

OVERVIEW OF THE COMPANY

Medicure is a cardiovascular pharmaceutical company engaged in the research, clinical development and commercialization of human therapeutics. The Company’s primary operating focus is the sale and marketing of its cardiovascular products, AGGRASTAT® owned by its subsidiary, Medicure International Inc. and ZYPITAMAGTM, licensed by Medicure International Inc. The products are distributed in the United States and its territories through the Company’s U.S. subsidiary, Medicure Pharma, Inc. The Company’s registered office and head office is located at 2-1250 Waverley Street, Winnipeg, Manitoba, R3T 6C6.

In December 2017, the Company acquired an exclusive license to sell ZYPITAMAGTM in the U.S. and on May 1, 2018 the Company announced the commercial launch of ZYPITAMAGTM. The Company received approval from the FDA for its first ANDA for SNP and expects to launch the product in the first quarter of 2019. As well, the Company is focused on the development of additional cardiovascular generic drugs which is expected to transform the Company’s commercial suite of products to up to five approved products in 2020.

The Company’s research and development program is focused on making selective research and development investments in certain additional acute cardiovascular generic and reformulation product opportunities, as well as continuing the development and implementation of its regulatory, brand and life cycle management strategy for AGGRASTAT®. The Company is also continuing to explore neurological treatment applications of its legacy product P5P (MC-1, TARDOXALTM). The Company is actively seeking to acquire and/or license additional products as evidenced by the in licensing of ZYPITAMAGTM in December 2017.

The increased sales of AGGRASTAT® experienced in recent years and the staged acquisition and subsequent sale of the Apicore business completed in 2016 and 2017 have dramatically improved the Company’s financial position compared to previous years.

The ongoing focus of the Company includes AGGRASTAT®, ZYPITAMAGTM, the launch of SNP and the development of additional generic cardiovascular products. In parallel with the Company’s ongoing commitment to support AGGRASTAT®, its valued customers and the continuing efforts of the commercial organization, the Company is in the process of developing and further implementing its regulatory, brand and life cycle management strategy for AGGRASTAT®. The objective of this effort is to further expand AGGRASTAT®’s share of the glycoprotein GP IIb/IIIa (“GPI”) inhibitor market in the United States. GPIs are injectable platelet inhibitors used in the treatment of patients with acute coronary syndrome (“ACS”). The Company recently launched ZYPITAMAGTM and a key focus of the Company is the sales and marketing of this product.

The Company has financed its operations principally through the net revenue received from the sale of AGGRASTAT®, the sale of its equity securities, the issuance and subsequent exercises of warrants and stock options, interest on excess funds held, and the issuance of debt. As announced on October 3, 2017, the Company sold the Apicore business for net proceeds to Medicure of approximately US$105 million, as well as additional contingent payments. These funds generated from the sale of Apicore were partially used to repay the Company’s long-term debt and the remaining funds will be invested and used to finance the Company’s operations, development and growth moving forward.

RECENT DEVELOPMENTS

FILING OF PATENT INFRINGEMENT ACTION

Subsequent to September 30, 2018, on November 16, 2018, the Company announced that it has filed a patent infringement action against Gland Pharma Ltd. (“Gland”) in the U.S. District Court for the District of New Jersey, alleging infringement of U.S. Patent No. 6,770,660 (“the ’660 patent”).

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Management’s Discussion and Analysis

The patent infringement action is in response to Gland’s filing of an ANDA seeking approval from the FDA to market a generic version of AGGRASTAT® before the expiration of the ’660 patent. The ’660 patent is listed in FDA’s Orange Book for AGGRASTAT®. Medicure will vigorously defend the ’660 patent and will pursue the patent infringement action against Gland and all other legal options available to protect its product.

FDA Approval of Sodium Nitroprusside Injection

On August 13, 2018, the Company announced that the FDA has approved its ANDA SNP. SNP is indicated for the immediate reduction of blood pressure for adult and pediatric patients in hypertensive crisis. The product is also indicated for producing controlled hypotension in order to reduce bleeding during surgery and for the treatment of acute congestive heart failure. Refer to Important Safety Information below. The Company’s newly approved product was determined by the FDA to be therapeutically equivalent to Nitropress® (Sodium Nitroprusside Injection). The filing of the ANDA was previously announced by the Company on December 13, 2016. The Company continues to develop two additional generic versions of acute cardiovascular drugs and explore other potential development opportunities.

Normal Course Issuer Bid

On May 16, 2018, the Company announced that the TSX Venture Exchange ("TSXV") accepted the Company's notice of intention to make a normal course issuer bid ("NCIB").

Under the terms of the NCIB, the Company may acquire up to an aggregate of 794,088 common shares. In the opinion of the Company, its common shares have been trading at prices that do not reflect its underlying value. Accordingly, the Company believes that purchasing its common shares for cancellation, at present pricing, represents an opportunity to enhance value for its shareholders.

The NCIB commenced on May 28, 2018 and will end on May 27, 2019, or on such earlier date as the Company may complete its maximum purchases under the NCIB. The actual number of common shares which will be purchased, if any, and the timing of such purchases will be determined by the Company. All common shares purchased by the Company will be purchased on the open market through the facilities of TSXV by PI Financial Corp. ("PI") acting on behalf of the Company in accordance with the policies of the TSXV and will be surrendered by the Company to its transfer agent for cancellation. The prices that the Company will pay for common shares purchased will be the market price of the shares at the time of purchase.

The Company also announced that it has entered into an automatic share purchase plan with PI (the “Plan”) in order to facilitate repurchases of its common shares under the NCIB. Under the Plan, PI may purchase common shares under the NCIB at times when the Company would ordinarily not be permitted to do so, due to regulatory restrictions or self-imposed blackout periods.

Purchases under the Plan will be made by PI based upon parameters prescribed by the TSXV, applicable Canadian securities laws and terms of the Plan.

During the nine months ended September 30, 2018 the Company repurchased 270,000 common shares of which 259,900 were cancelled at September 30, 2018 and 10,100 were held in treasury at September 30, 2018 for cancellation subsequent to September 30, 2018. The aggregate price paid for these common shares totaled $1.9 million. As a result of the NCIB, during the nine months ended September 30, 2018 the Company recorded $199,000 directly in its retained deficit representing the difference between the aggregate price paid for these common shares and the reduction of the Company’s share capital totaling $2.1 million.

Subsequent to September 30, 2018, the Company repurchased an additional 28,900 common shares to be cancelled for an aggregate cost of $189,704.

Acquisition of ZYPITAMAGTM License

On December 14, 2017 and subsequently up-dated on March 7, 2018, the Company announced it had acquired from Zydus, an exclusive license to sell and market a branded cardiovascular drug, ZYPITAMAGTM (pitavastatin magnesium) in the United States and its territories for a term of seven years with extensions to the term available. ZYPITAMAGTM is used for the treatment of patients with primary hyperlipidemia or mixed dyslipidemia and was approved in July 2017 by the FDA for sale and marketing in the United States. On May 1, 2018 the Company announced the commercial availability of ZYPITAMAGTM in retail pharmacies throughout the United States. The Company’s product launch has utilized its existing commercial infrastructure.

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Management’s Discussion and Analysis

Divesture of Apicore

On October 3, 2017, the Company announced that it sold its interests in Apicore (the “Apicore Sale Transaction”) to an arm’s length, pharmaceutical company (the “Buyer”). Under the Apicore Sale Transaction, the Company received net proceeds of approximately U.S.$105 million of which approximately U.S.$55 million was received on October 3, 2017, with the remainder received in early 2018. There is also a holdback that could be received in 2019. These funds received and yet to be received by the Company were after payment of all transaction costs, the compensation paid to holders of Apicore’s employee stock options, the redemption of the remaining shares of Apicore not owned by Medicure and other adjustments.

On February 1, 2018, the Company announced that it had received the deferred purchase price proceeds of approximately U.S.$50 million from the Buyer as a result of the Apicore Sale Transaction. The U.S.$50 million was included in the total net proceeds of U.S.$105 million described earlier. The Company did not receive any contingent payments based on an earn out formula as certain financial results within the Apicore business were not met following the Apicore Sale Transaction. Additionally, up to U.S.$10 million becomes payable in 2019 based on the release of certain holdback funds.

Licensing of PREXXARTAN®

On October 31, 2017, the Company announced that it had acquired an exclusive license to sell and market PREXXARTAN® (valsartan) oral solution, which treats hypertension, in the U.S. and its territories from Carmel for a seven-year term with extensions to the term available. Medicure acquired the license rights for an upfront payment of U.S.$100,000, with an additional U.S.$400,000 payable on final FDA approval. Carmel would also be entitled to receive royalties and milestone payments from the net revenues of PREXXARTAN®. PREXXARTAN® had been granted tentative approval by the FDA and the tentative approval was converted to final approval on December 19, 2017.

As announced on March 19, 2018 and up-dated on March 28, 2018, all PREXXARTAN® related activities were placed on hold by the Company pending the resolution of a dispute that Medicure became aware of between the owner of the New Drug Application (“NDA”), Carmel and the third-party manufacturer of the product. The Company was also named in a civil claim in Florida between the third party manufacturer and Carmel. The claim disputed the rights granted to Medicure by Carmel in regards to PREXXARTAN®. More recently the claim against the Company has been withdrawn, however the claim against Carmel by the third-party manufacturer continues.

Medicure had intended to launch PREXXARTAN® during the first half of 2018. To date, only an up-front payment of U.S.$100,000, has been made to Carmel in regards to PREXXARTAN® and the Company has reserved all of its rights under the license agreement with Carmel for PREXXARTAN®.

Granting of Stock Options

On December 19, 2017, the Company announced that its Board of Directors had approved the grant of an aggregate of 576,000 stock options to certain directors, officers, employees, management company employees and consultants of the Company pursuant to its stock option plan of which 476,000 were issued in 2017, with the remaining 100,000 stock options issued on January 8, 2018. These options, which were subject to the approval of the TSXV, are set to expire on the fifth anniversary of the date of grant and were issued at an exercise price of $7.20 per share.

On February 1, 2018, the Company announced that its Board of Directors had approved the grant of 100,000 stock options to an officer of the Company pursuant to its stock option plan. These options, which were subject to the approval of the TSXV, are set to expire on the fifth anniversary of the date of grant and were issued at an exercise price of $7.30 per share.

COMMERCIAL

In fiscal 2007, the Company through its wholly owned Barbadian subsidiary, Medicure International Inc., acquired the U.S. rights to its first commercial product, AGGRASTAT®, in the United States and its territories (Puerto Rico, Virgin Islands, and Guam). AGGRASTAT®, a GPI, is used for the treatment of ACS, including unstable angina (chest pain) (“UA”), which is characterized by chest pain when one is at rest, and non Q wave myocardial infarction (“MI”). AGGRASTAT® is indicated to reduce the rate of thrombotic cardiovascular events (combined endpoint of death, myocardial infarction, or refractory ischemia/repeat cardiac procedure) in patients with non ST elevation acute coronary syndrome (“NSTE ACS”). Under a contract with Medicure International Inc., the Company’s wholly owned U.S. subsidiary, Medicure Pharma Inc., continues to support, market and distribute the product. Through a services agreement with Medicure Inc., work related to AGGRASTAT® is primarily conducted by staff based in Winnipeg, Canada, with support from third party contractors.

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Management’s Discussion and Analysis

Net revenue from the sale of AGGRASTAT® for the nine months ended September 30, 2018 decreased by 8% over the net revenue from the sale of AGGRASTAT® for the nine months ended September 30, 2017.

Hospital demand for AGGRASTAT® continued to increase compared to the prior year with the number of new hospital customers using AGGRASTAT® continuing to increase leading to patient market share held by the product increasing to over 50% during the year ended December 31, 2017 and to approximately 65% as at September 30, 2018. The Company's commercial team continues to work on expanding its customer base, however this continued increase in the customer base for AGGRASTAT® has not directly resulted in corresponding revenue increases as the Company continues to face increased competition resulting from further genericizing of the Integrilin market which has created pricing pressures on AGGRASTAT® resulting in lower net revenues compared to the previous year. The Company continues to expect growth in the AGGRASTAT® brand, primarily its patient market share, but diversifying revenues away from a single product became increasingly important for the Company during 2017.

The number of new customers reviewing and implementing AGGRASTAT® increased sharply since October 11, 2013 as a result of FDA approval of the High Dose Bolus (“HDB”) regimen for AGGRASTAT® and due to the increased marketing and promotional efforts of the Company.

As all of the Company’s sales are denominated in U.S. dollars and the U.S. dollar deteriorated against the Canadian dollar during the first half of 2018 when compared to the first half of 2017, this restricted the Canadian dollar revenue growth in addition to the increasing price pressures facing AGGRASTAT® when comparing the two periods.

On December 14, 2017 and subsequently up-dated on March 7, 2018, the Company announced it had acquired from Zydus, an exclusive license to sell and market a branded cardiovascular drug, ZYPITAMAGTM in the United States and its territories for a term of seven years with extensions to the term available. ZYPITAMAGTM is used for the treatment of patients with primary hyperlipidemia or mixed dyslipidemia and was approved in July 2017 by the FDA for sale and marketing in the United States. On May 1, 2018 the Company announced the commercial availability of ZYPITAMAGTM in retail pharmacies throughout the United States. The Company’s product launch has utilized its existing commercial infrastructure. While not an in-hospital product like AGGRASTAT®, ZYPITAMAGTM adds to the Company’s cardiovascular portfolio and expands the Company’s reach to new patients. ZYPITAMAGTM contributed $326,000 and $932,000, respectively of revenue to the Company during the three and nine months ended September 30, 2018 and although early into the commercial availability of the product the Company continues to work towards growing the ZYPITAMAGTM brand.

Going forward and contingent on sufficient finances being available, the Company intends to further expand revenue through marketing and promotional activities, strategic investments related to AGGRASTAT® and ZYPITAMAGTM and the licensing, acquisition and/or development of other cardiovascular products that fit the commercial organization.

On August 13, 2018, the Company announced that the FDA has approved its ANDA SNP. SNP is indicated for the immediate reduction of blood pressure for adult and pediatric patients in hypertensive crisis. The product is also indicated for producing controlled hypotension in order to reduce bleeding during surgery and for the treatment of acute congestive heart failure. Refer to Important Safety Information below. The Company’s newly approved product was determined by the FDA to be therapeutically equivalent to Nitropress® (Sodium Nitroprusside Injection). The filing of the ANDA was previously announced by the Company on December 13, 2016. The Company continues to develop two additional generic versions of acute cardiovascular drugs and explore other potential development opportunities.

The Company is primarily focusing on:

Maintaining and growing AGGRASTAT® sales in the United States

The Company continues to work to expand the sales of AGGRASTAT® in the United States. The present market for GPIs based on wholesaler acquisition cost, of which AGGRASTAT® is one of three agents, is approximately U.S.$180 million per year (2017). The use of AGGRASTAT® is recommended by the AHA and ACC Guidelines for the treatment of ACS. AGGRASTAT® has been shown, to reduce the rate of thrombotic cardiovascular events (combined endpoint of death, myocardial infarction, or refractory ischemia/repeat cardiac procedure) in patients with NSTE ACS.

As stated previously, one of the Company’s primary ongoing research and development activities is the continued development and further implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT®.

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Management’s Discussion and Analysis

An important aspect of the AGGRASTAT® strategy was the revision of its approved prescribing information. On October 11, 2013, the Company announced that the FDA approved the AGGRASTAT® HDB regimen, as requested under Medicure's supplemental new drug application (“sNDA”). The AGGRASTAT® HDB regimen (25 mcg/kg within 5 minutes, followed by 0.15 mcg/kg/min) has become the recommended dosing for the reduction of thrombotic cardiovascular events in patients with NSTE ACS.

The Company believes that further expanded indications and dosing regimens could provide added value to further maximize the revenue potential for AGGRASTAT®. The Company is currently exploring the potential to make such changes, and the Company may need to conduct appropriate clinical trials, obtain positive results from those trials, or otherwise provide support in order to obtain regulatory approval for such proposed indications and dosing regimens.

On September 1, 2016, the Company announced that it had received approval from the FDA for its bolus vial product format for AGGRASTAT®. The product format is a concentrated, pre-mixed, 15 ml vial designed specifically for convenient delivery of the AGGRASTAT® bolus dose (25 mcg/kg). Development of the bolus vial was in response to feedback from interventional cardiologists and catheterization lab nurses from across the United States. Commercial launch of the bolus vial took place in October of 2016 and the Company continues to believe this product format will have a positive impact on hospital utilization of AGGRASTAT®.

The Company is also providing funding for a number of investigator sponsored research projects targeting contemporary utilization of AGGRASTAT® relative to its competitors.

Commercial launch of ZYPITAMAGTM

The Company acquired an exclusive license to sell and market ZYPITAMAGTM in the United States and its territories for a term of seven years with extensions to the term available. ZYPITAMAGTM, used for the treatment of patients with primary hyperlipidemia or mixed dyslipidemia, was approved early in 2017 by the FDA for sale and marketing in the United States and its territories and on May 1, 2018 the Company launched ZYPITAMAGTM commercially in retail pharmacies throughout the United States. The Company’s product launch has utilized its existing commercial infrastructure. While not an in-hospital product like AGGRASTAT®, ZYPITAMAGTM adds to the Company’s cardiovascular portfolio and expands the Company’s reach to new patients. ZYPITAMAGTM contributed $326,000 and $932,000 of revenue to the Company during the three and nine months ended September 30, 2018 and although early into the commercial availability of the product the Company continues to work towards growing the ZYPITAMAGTM brand.

Acquisitions and licensing of new commercial products

In addition to the acquisitions of licenses in the United States for ZYPITAMAGTM and PREXXARTAN®, the latter of which, as described earlier, is currently on hold, the Company continues to explore additional opportunities for the acquisition or licensing of other cardiovascular products that fit the commercial organization.

Developing additional cardiovascular generic and reformulation products

On August 13, 2018, the Company announced that the FDA has approved its ANDA SNP. SNP is indicated for the immediate reduction of blood pressure for adult and pediatric patients in hypertensive crisis. The product is also indicated for producing controlled hypotension in order to reduce bleeding during surgery and for the treatment of acute congestive heart failure. Refer to Important Safety Information below. The Company’s newly approved product was determined by the FDA to be therapeutically equivalent to Nitropress® (Sodium Nitroprusside Injection). The filing of the ANDA was previously announced by the Company on December 13, 2016.

Medicure has also begun the development of two additional generic versions of acute cardiovascular drugs and is exploring other potential opportunities.

The Company’s intention is that SNP will be launched using its existing commercial sales force and infrastructure in the first quarter of 2019.

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Management’s Discussion and Analysis

RESEARCH AND DEVELOPMENT

The Company’s research and development activities are predominantly conducted by its wholly-owned Barbadian subsidiary, Medicure International Inc.

AGGRASTAT®

One of the primary ongoing research and development activities is the continued development and further implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT®. The extent to which the Company is able to invest in this plan is dependent upon the availability of sufficient finances and the expected returns from those investments.

An important aspect of the AGGRASTAT® strategy was the revision of its approved prescribing information. On October 11, 2013, the Company announced that the FDA approved the AGGRASTAT® HDB regimen, as requested under Medicure's sNDA. The AGGRASTAT® HDB regimen (25 mcg/kg within 5 minutes, followed by 0.15 mcg/kg/min) has become the recommended dosing for the reduction of thrombotic cardiovascular events in patients with NSTE ACS.

The Company believes that further expanded indications and dosing regimens could provide added value to further maximize the revenue potential for AGGRASTAT®. The Company is currently exploring the potential to make such changes, and the Company may need to conduct appropriate clinical trials, obtain positive results from those trials, or otherwise provide support in order to obtain regulatory approval for such proposed indications and dosing regimens.

On April 23, 2015, the Company announced that the FDA approved a revision to the duration of the bolus delivery for the AGGRASTAT® HDB regimen. The dosing change and label modification was requested by the Company to help health care professionals more efficiently meet patient-specific administration needs and to optimize the implementation of AGGRASTAT® at new hospitals. The newly approved labeling supplement now allows the delivery duration of the AGGRASTAT® HDB (25 mcg/kg) to occur anytime within 5 minutes, instead of the previously specified duration of 3 minutes. This change was part of the Company’s ongoing regulatory strategy to expand the applications for AGGRASTAT®.

On September 10, 2015, the Company announced that it submitted a sNDA to the FDA to expand the label for AGGRASTAT® to include the treatment of patients presenting with ST-segment elevation myocardial infarction (“STEMI”). If approved for STEMI, AGGRASTAT® would be the first in its class of GPIs to receive such a label in the United States.

In previous communication with the Company, the FDA’s Division of Cardiovascular and Renal Drug Products indicated its willingness to review and evaluate this label change request based substantially on data from the On-TIME 2 study, with additional support from published studies and other data pertinent to the use of the AGGRASTAT® HDB regimen in the treatment of STEMI. The efficacy and safety of the HDB regimen in STEMI has been evaluated in more than 20 clinical studies involving over 11,000 patients and is currently recommended by the ACCF/AHA Guideline for the Management of STEMI.

On July 7, 2016, the Company received a Complete Response Letter (“CRL”) from the FDA for its sNDA requesting an expanded indication for patients presenting with STEMI. The FDA issued the CRL to communicate that its initial review of the application was completed; however, it could not approve the application in its present form and requested additional information. The Company continues to work directly with the FDA to address these comments.

The sNDA filing was accompanied by a mandatory U.S.$1.2 million user fee paid by Medicure International Inc. to the FDA. In December 2016, the Company received a waiver and full refund of the user fee which had been paid and expensed during fiscal 2015.

On September 1, 2016, the Company announced that it had received approval from the FDA for its bolus vial product format for AGGRASTAT®.

This product format is a concentrated, 15 ml vial containing sufficient drug to administer the FDA approved, HDB of 25 mcg/kg given at the beginning of treatment. AGGRASTAT® is also sold two other sizes, a 100 ml vial and a 250 ml bag. The existing, pre-mixed products continue to be available, providing a convenient concentration for administering the post-HDB maintenance infusion of 0.15 mcg/kg/min. (Approved Dosing: Administer intravenously 25 mcg/kg within 5 minutes and then 0.15 mcg/kg/min for up to 18 hours). Commercial launch of the bolus vial occurred during the fourth quarter of 2016 and the Company continues to believe this product format will have a positive impact on hospital utilization of AGGRASTAT®.

10

Management’s Discussion and Analysis

Another aspect of the AGGRASTAT® strategy is to advance studies related to the contemporary use and future regulatory positioning of the product. On May 10, 2012, the Company announced the commencement of enrolment in a clinical trial of AGGRASTAT® entitled “Shortened AGGRASTAT® Versus Integrilin in Percutaneous Coronary Intervention” (“SAVI-PCI”). SAVI PCI is a randomized, open-label study enrolling patients undergoing percutaneous coronary intervention (“PCI”) at sites across the United States. The study was designed to evaluate whether patients receiving the HDB regimen of AGGRASTAT® (25 mcg/kg bolus over 3 minutes) followed by an infusion of 0.15 mcg/kg/min for a shortened duration of 1 to 2 hours will have outcomes that are similar, or “non-inferior,” to patients receiving a 12 to 18-hour infusion of Integrilin® (eptifibatide) (Merck & Co., Inc.) at its FDA approved dosing regimen.

The primary objective of SAVI-PCI is to demonstrate AGGRASTAT® is non-inferior to Integrilin with respect to the composite endpoint of death, PCI-related myocardial infarction, urgent target vessel revascularization, or major bleeding within 48 hours following PCI or hospital discharge. The secondary objectives of this study include the assessment of safety as measured by the incidence of major bleeding.

The first patient was enrolled in June 2012. As of November 20, 2018, approximately 85% of enrolment was completed.

Cardiovascular Generic and Reformulation Products

Through an ongoing research and development investment, the Company is exploring new product opportunities in the interest of developing future sources of revenue and growth.

On August 13, 2018, the Company announced that the FDA has approved its ANDA SNP. SNP is indicated for the immediate reduction of blood pressure for adult and pediatric patients in hypertensive crisis. The product is also indicated for producing controlled hypotension in order to reduce bleeding during surgery and for the treatment of acute congestive heart failure. Refer to Important Safety Information below. The Company’s newly approved product was determined by the FDA to be therapeutically equivalent to Nitropress® (Sodium Nitroprusside Injection). The filing of the ANDA was previously announced by the Company on December 13, 2016.

The Company’s intention is that SNP will be launched using its existing commercial sales force and infrastructure in the first quarter of 2019.

In addition to the collaboration with Apicore, the Company is focused on the development of two additional cardiovascular generic drugs. When combined with the ANDA described above and the recent acquisition of an exclusive license for ZYPITAMAGTM, the Company expects to transform its commercial suite of products from two products as of August 15, 2018 to up to five approved products in 2020.

The Company had been devoting a modest amount of resources to its research and development programs, including, but not limited to the development of TARDOXALTM (pyridoxal 5 phosphate (“P5P”) formerly known as MC-1) for neurological conditions such as Tardive Dyskinesia. This work included, but was not limited to, working with the FDA to better understand and refine the next steps in development of the product. The advancement of TARDOXALTM is currently on hold. The Company changed its focus from TARDOXALTM to other uses of P5P and continues to devote time and resources to the advancement of P5P development.

The following table summarizes the Company’s research and development programs, their therapeutic focus and their stage of development.

Product Candidate	Therapeutic focus	Stage of Development
AGGRASTAT®	Acute Cardiology	Approved/Marketed – Additional studies underway
ZYPITAMAGTM	Primary Hyperlipidemia or Mixed Dyslipidemia	Approved/Marketed
PREXXARTAN®	Hypertension	Approved – Commercial launch on hold
SNP	Acute Cardiology	ANDA approved – pre-launch activities underway
Generic ANDA 2	Acute Cardiology	Formulation development underway
Generic ANDA 3	Acute Cardiology	Formulation development underway
TARDOXALTM/P5P	TD/Neurological indications	On hold/Regulatory and clinical planning underway

11

Management’s Discussion and Analysis

Other Products

The Company is investing in the research and development of other new product development opportunities. The Company is also exploring opportunities to grow the business through acquisition. The Company has evaluated and continues to evaluate the acquisition or license of other approved commercial products with the objective of further broadening its product portfolio and generating additional revenue.

DIVESTURE OF APICORE

On October 3, 2017, the Company announced the completion of the Apicore Sale Transaction to the Buyer. Under the Apicore Sale Transaction, the Company received net proceeds of approximately U.S.$105 million of which approximately U.S.$55 million was received on October 3, 2017, with the remainder received in early 2018. There is also a holdback that could be received in 2019. These funds received and yet to be received by the Company were after payment of all transaction costs, the compensation paid to holders of Apicore’s employee stock options, the redemption of the remaining shares of Apicore not owned by Medicure and other adjustments.

On February 1, 2018, the Company announced that it had received the deferred purchase price proceeds of approximately U.S.$50 million from the Buyer as a result of the Apicore Sale Transaction. The U.S.$50 million was included in the total net proceeds of U.S.$105 million described earlier. The Company did not receive any contingent payments based on an earn out formula as certain financial results within the Apicore business were not met following the Apicore Sale Transaction. Additionally, up to U.S.$10 million becomes payable in 2019 based on the release of certain holdback funds.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the Company’s condensed consolidated interim financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Areas where management has made critical judgments in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the condensed consolidated interim financial statements include the determination of the Company’s and its subsidiaries’ functional currencies.

Information about key assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are as follows:

•	the valuation of the royalty obligation

•	the provisions for returns, chargebacks and discounts

•	the measurement and valuation of inventories

•	the measurement and period of use of intangible assets

•	the estimation of accruals for research and development costs

•	the assumptions and model used to estimate the value of share-based payment transactions and warrants

•	the measurement of the amount and assessment of the recoverability of income tax assets

Valuation of financial liabilities

The Company has the following non-derivative financial liabilities which are classified as other financial liabilities measured at amortized cost: accounts payable and accrued liabilities and income taxes payable.

12

Management’s Discussion and Analysis

All financial liabilities measured at amortized cost are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument. Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest rate method and are not subsequently reclassified. Costs incurred to obtain financing are deferred and amortized over the term of the associated debt using the effective interest rate method. Amortization is a non-cash charge to finance expense.

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled, or when they expire.

The royalty obligation was recorded at its fair value at the date at which the liability was incurred and subsequently measured at amortized cost using the effective interest rate method at each reporting date. Estimating fair value for this liability required determining the most appropriate valuation model which is dependent on its underlying terms and conditions. This estimate also required determining expected revenue from AGGRASTAT® sales and an appropriate discount rate and making assumptions about them.

Provision for returns and discounts

Revenue from the sale of commercial products generally comprises finished commercial product and, in the course of ordinary activities, is measured at the fair value of the consideration received or receivable, net of estimated returns, chargebacks, rebates trade discounts and volume rebates. Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts or rebates will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized.

The measurement and valuation of inventory

Inventories consist of unfinished product (raw material in the form of API and packaging materials) and finished commercial product, which are available for sale and are measured at the lower of cost and net realizable value.

The cost of inventories is based on the first-in first-out principle, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition.

Inventories are written down to net realizable value when the cost of inventories is estimated to be unrecoverable due to obsolescence, damage, or declining selling prices.  Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. When the circumstances that previously caused inventories to be written down below cost no longer exist, or when there is clear evidence of an increase in selling prices, the amount of the write-down previously recorded is reversed.

The measurement and period of use of intangible assets

Intangible assets that are acquired separately are measured at cost less accumulated amortization and accumulated impairment losses. Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in profit or loss as incurred.

The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Licenses are amortized on a straight-line basis over the contractual term of the acquired license. Patents are amortized on a straight-line basis over the legal life of the respective patent, ranging from five to twenty years, or its economic life, if shorter. Trademarks are amortized on a straight-line basis over the legal life of the respective trademark, being ten years, or its economic life, if shorter. Customer lists are amortized on a straight-line basis over approximately twelve years, or its economic life, if shorter. Approved ANDAs and any acquired in process research and development are amortized on a straight-line basis over their estimated economic lives, estimated to be ten years.

Amortization on licenses commences when the intangible asset is available for use, which would typically be in connection with the commercial launch of the associated product under the license.

Following initial recognition, intangible assets are carried at cost less accumulated amortization and accumulated impairment losses. The cost of servicing the Company's patents and trademarks are expensed as incurred.

13

Management’s Discussion and Analysis

The amortization method and amortization period of an intangible asset with a finite useful life are reviewed at least annually. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates in the Company’s condensed consolidated statements of net income and comprehensive income.

Estimation of accruals for research and development costs

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. No development costs have been capitalized to date.

Research and development expenses include all direct and indirect operating expenses supporting the products in development.

Clinical trial expenses are a component of the Company’s research and development costs. These expenses include fees paid to contract research organizations, clinical sites, and other organizations who conduct research and development activities on the Company’s behalf. The amount of clinical trial expenses recognized in a period related to clinical agreements are based on estimates of the work performed using an accrual basis of accounting. These estimates incorporate factors such as patient enrolment, services provided, contractual terms, and prior experience with similar contracts.

Assumptions and model used to estimate the value of share-based payment transactions

The grant date fair value of share-based payment awards granted to employees is recognized as a personnel expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

Share-based payment arrangements in which the Company receives goods or services as consideration for its own equity instruments are accounted for as equity-settled share-based payment transactions. In situations where equity instruments are issued and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at fair value of the share-based payment.

For share-based payment arrangements with non-employees, the expense is recorded over the service period until the options vest. Once the options vest, services are deemed to have been received.

Where the terms of an equity-settled transaction award are modified, the minimum expense recognized is the expense as if the terms had not been modified, if the original terms of the award are met. An additional expense is recognized for any modification that increases the total fair value of the share-based payment transaction or is otherwise beneficial to the employee as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it vested on the date of the cancellation and any expense not yet recognized for the award [being the total expense as calculated at the grant date] is recognized immediately. This includes any awards where vesting conditions within the control of either the Company or the employee are not met. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled award and new awards are treated as if they were a modification of the original awards.

The measurement of the amount and assessment of the recoverability of income tax assets

The Company and its subsidiaries are generally taxable under the statutes of their country of incorporation.

Income tax expense comprises current and deferred taxes. Current taxes and deferred taxes are recognized in profit or loss except to the extent that they relate to a business combination, or items recognized directly in equity or in other comprehensive income.

Current taxes are the expected tax receivable or payable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax receivable or payable in respect of previous years.

14

Management’s Discussion and Analysis

The Company follows the liability method of accounting for deferred taxes. Under this method, deferred taxes are recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred taxes are not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred taxes are not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred taxes are measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the tax laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax assets and liabilities, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax assets and liabilities on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at that date, would be recognized subsequently if information about facts and circumstances changed. The adjustment would either be treated as a reduction to goodwill if it occurred during the measurement period or in profit or loss, when it occurs subsequent to the measurement period.

NEW ACCOUNTING STANDARDS AND INTERPRETATIONS

The accounting policies adopted in the preparation of the Company’s condensed consolidated interim financial statements for the three and nine months ended September 30, 2018 are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2017, except for the adoption of new standards effective as of January 1, 2018. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Set out below is the impact of the mandatory adoption of new standards:

IFRS 9, Financial Instruments: Classification and Measurement ("IFRS 9")

Effective January 1, 2018, the Company has adopted IFRS 9 retrospectively. Prior periods were not restated and no material changes resulted from adoption of this new standard. IFRS 9 introduced a revised model for classification and measurement of financial instruments, which has resulted in several financial instrument reclassification changes by the Company. There were no quantitative impacts from adoption of IFRS 9.

Upon recognition of a financial asset, classification is made based on the business model for managing the asset and the asset’s contractual cash flow characteristics. The financial asset is initially recognized at its fair value and subsequently classified and measured as (i) amortized cost; (ii) fair value through other comprehensive income (“FVOCI”); or (iii) fair value through profit or loss (“FVTPL”). Financial assets are classified as FVTPL if they have not been classified as measured at amortized cost or FVOCI. Upon initial recognition of an equity instrument that is not held-for-trading, the Company may irrevocable designate the presentation of subsequent changes in the fair value of such equity instrument as FVTPL.

The Company recognizes a financial liability on the trade date in which it becomes a party to the contractual provisions of the instrument at fair value plus any directly attributable costs. Financial liabilities are subsequently measured at amortized cost or FVTPL, and are not subsequently reclassified.

An “expected credit loss” impairment model applies which requires a loss allowance to be recorded on financial assets measured at amortized cost based on their expected credit losses. An estimate is made to determine the present value of future cash flows associated with the asset, and if required, an impairment loss is recorded. The impairment loss reduces the carrying value of the impaired financial asset to the value of the estimated present value of the future cash flows associated with the asset, discounted at the financial asset’s original effective interest rate is recorded either directly or through the use of an allowance account and the resulting impairment loss is recorded in profit or loss.

Below is a summary showing the classification and measurement bases for the Company’s financial instruments as a result of the adoption of IFRS on January 1, 2018 with a comparison to the previous classification under IAS 39:

15

Management’s Discussion and Analysis

Financial instrument	Classification under IAS 39	Classification under IFRS 9
Financial assets
Cash and equivalents	Loans and receivables	Amortized cost
Short-term investments	Loans and receivables	Amortized cost
Accounts receivable	Loans and receivables	Amortized cost
Consideration receivable	Loans and receivables	Amortized cost
Holdback receivable	Loans and receivables	Amortized cost

Financial liabilities
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost
Accrued transaction costs	Other financial liabilities	Amortized cost
Income taxes payable	Other financial liabilities	Amortized cost
Current portion of royalty obligation	Other financial liabilities	Amortized cost
Royalty obligation	Other financial liabilities	Amortized cost
License fee payable	Other financial liabilities	Amortized cost
Other long-term liabilities	Other financial liabilities	Amortized cost

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)

Effective January 1, 2018, the Company has adopted IFRS 15 retrospectively. Prior periods were not restated and no material changes resulted from adoption of this new standard. IFRS 15 provides a model for the recognition and measurement of gains or losses from sales of some non-financial assets. The core principle is that revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The adoption of the standard will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple-element arrangements. There were no quantitative impacts from adoption of IFRS 15.

IFRS 2, Share-based Payments (“IFRS 2”)

Effective January 1, 2018, the Company has adopted the required amendments to IFRS 2, which provides requirements on the accounting for the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, share-based payment transactions with a net settlement feature for withholding tax obligations, and a modification to the terms and conditions of a share-based payments that changes the classification of the transaction from cash-settled to equity settled. There were no quantitative impacts from adoption of the amendments to IFRS 2.

NEW ACCOUNTING STANDARDS NOT YET ADOPTED

As at September 30, 2018, the following standard has been issued but is not yet effective:

IFRS 16, Leases ("IFRS 16")

In January 2016, the IASB issued IFRS 16 which requires lessees to recognize assets and liabilities for most leases. Lessees will have a single accounting model for all leases, with certain exemptions. The new standard is effective January 1, 2019, with limited early application permitted. The new standard permits lessees to use either a full retrospective or a modified retrospective approach on transition for leases existing at the date of transition, with options to use certain transition reliefs. The Company is currently evaluating the impact of the above amendments on its condensed consolidated interim financial statements.

SELECTED FINANCIAL INFORMATION

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and therefore liquidity and capital resources vary substantially from period to period depending on the results of commercial operations, development projects and/or the preclinical and clinical studies being undertaken at any one time and the availability of funding from investors and prospective commercial partners. The selected financial information provided below is derived from the Company's unaudited quarterly condensed consolidated interim financial statements for each of the last eight quarters. All information is presented under IFRS.

16

Management’s Discussion and Analysis

(in thousands of CDN$, except per share data)	September 30, 2018	June 30, 2018	March 31, 2018	December 31, 2017
Revenue, product sales, net	$7,350	$7,800	$6,064	$5,028
Cost of goods sold	(974)	(1,201)	(789)	(1,289)
Selling, general and administrative	(4,690)	(5,047)	(3,930)	(3,677)
Research and development	(1,400)	(1,070)	(909)	(1,586)
Finance income (expense), net	88	95	(76)	87
Foreign exchange gain (loss), net	(916)	1,023	1,013	(279)
Income (loss) for the period from continuing operations	(545)	1,595	1,359	7,210
Income (loss) from discontinued operations	-	-	-	44,239
Income (loss) for the period	(545)	1,595	1,359	51,449
Basic earnings (loss) per share from continuing operations	$(0.03)	$0.10	$0.09	$0.46
Diluted earnings (loss) per share from continuing operations	$(0.03)	$0.09	$0.08	$0.39
Basic earnings (loss) per share from discontinued operations	$-	$-	$-	$2.81
Diluted earnings (loss) per share from discontinued operations	$-	$-	$-	$2.42

(in thousands of CDN$, except per share data)	September 30, 2017	June 30, 2017	March 31, 2017	December 31, 2016 (Restated)
Revenue, product sales, net	$7,037	$8,055	$7,013	$7,330
Cost of goods sold	(844)	(778)	(554)	(991)
Selling, general and administrative	(3,578)	(4,092)	(3,521)	(3,478)
Research and development	(807)	(1,445)	(1,310)	(704)
Finance expense, net	(290)	(317)	(318)	(1,531)
Foreign exchange (loss) gain, net	181	268	6	(274)
Income for the period from continuing operations	1,565	1,539	1,183	397
Loss from discontinued operations	(5,872)	(184)	(6,259)	23,358
(Loss) income for the period	(4,308)	1,355	(5,076)	23,756
Basic earnings per share from continuing operations	$0.10	$0.10	$0.08	$0.03
Diluted earnings per share from continuing operations	$0.09	$0.09	$0.07	$0.02
Basic (loss) earnings per share from discontinued operations	$(0.38)	$(0.01)	$(0.40)	$1.50
Diluted (loss) earnings per share from discontinued operations	$(0.38)	$(0.01)	$(0.40)	$1.31

Net loss for the three-month period ended September 30, 2018 totaled $0.5 million compared to $4.3 million for the three months ended September 30, 2017. Significant variances are as follows:

•	An increase in net revenues from commercial products of $313,000 resulting from a lower U.S. dollar exchange rate when comparing the two periods and increased discounting for AGGRASTAT® as a result of increased pricing pressure from competitors, partially offset by revenue from ZYPITAMAGTM during the three months ended September 30, 2018 following the commercial launch of the product.

•	The three month period ended September 30, 2017 contained a net loss of $5.9 million from discontinued operations as a result of the Apicore business. The Apicore business has been divested and no income or loss from the discounted operation was incurred during the three and nine months ended September 30, 2018.

17

Management’s Discussion and Analysis

•	A decrease in net finance expenses of $378,000 primarily relating to increase in finance income as a result of the increase cash and short-term investments held by the Company during the three months ended September 30, 2018 and the repayment of the MIOP loan during 2017 resulting in no interest on long-term debt being incurred during 2018.

Partially offset by:

•	An increase of $593,000 of research and development expenses resulting from the timing or research and development projects.

•	An increase in net foreign exchange loss of $1.1 million as a result of the impact of the appreciation of the Canadian dollar against the U.S. dollar on U.S. dollar denominated cash and short-term investments being held by the Company at September 30, 2018.

•	An increase of $1.1 million in selling, general and administrative expenses primarily as a result of stock-based compensation expense recorded during the three months ended September 30, 2018 and additional selling expenses relating to the launch of ZYPITAMAGTM during the three months ended September 30, 2018.

•	An increase of $130,000 in cost of goods sold as a result of increased volume of product sold during the three months ended September 30, 2018 as well as cost of goods sold relating to ZYPITAMAGTM during the three months ended September 30, 2018 following the commercial launch of the product.

RESULTS OF OPERATIONS

Revenue

The change in revenue for the three and nine months ended September 30, 2018 and 2017 is reflected in the following table:

(in thousands of CDN $)	Three months ended September 30, 2018	Three months ended September 30, 2017	Increase (Decrease)	Nine months ended September 30, 2018	Nine months ended September 30, 2017	Increase (Decrease)
AGGRASTAT® revenue, net	$7,024	$7,037	$(13)	$20,283	$22,105	$(1,822)
ZYPITAMAGTM revenue, net	326	-	326	932	-	932
	$7,350	$7,037	$313	$21,215	$22,105	$(890)

Net revenue from the sale of AGGRASTAT® for the nine months ended September 30, 2018 totaled $20.3 million compared to net revenue for the nine months ended September 30, 2017 of $22.1 million.

Net revenue from the sale of AGGRASTAT® for the three months ended September 30, 2018 totaled $7.0 million compared to net revenue for the three months ended September 30, 2017 of $7.0 million.

The Company currently sells finished AGGRASTAT® to drug wholesalers. These wholesalers subsequently sell AGGRASTAT® to the hospitals where health care providers administer the drug to patients. Wholesaler management decisions to increase or decrease their inventory of AGGRASTAT® may result in sales of AGGRASTAT® to wholesalers that do not track directly with demand for the product at hospitals.

Hospital demand for AGGRASTAT® continues to increase compared to the prior year with the number of new hospital customers using AGGRASTAT® continuing to increase leading to patient market share held by the product increasing to over 50% during the year ended December 31, 2017 and to approximately 65% as at September 30, 2018. The Company's commercial team continues to work on expanding its customer base, however this continued increase in the customer base for AGGRASTAT® has not directly resulted in corresponding revenue increases as the Company continues to face increased competition resulting from further genericizing of the Integrilin market which has created pricing pressures on AGGRASTAT® resulting in lower net revenues compared to the previous year. The Company continues to expect growth in the AGGRASTAT® brand, primarily its patient market share, but diversifying revenues away from a single product became increasingly important for the Company during 2017.

18

Management’s Discussion and Analysis

The number of new customers reviewing and implementing AGGRASTAT® increased sharply since October 11, 2013 as a result of FDA approval of the High Dose Bolus (“HDB”) regimen for AGGRASTAT® and due to the increased marketing and promotional efforts of the Company.

As all of the Company’s sales are denominated in U.S. dollars and the U.S. dollar deteriorated against the Canadian dollar during the first nine months of 2018 when compared to the first nine months of 2017, this restricted the Canadian dollar revenue growth in addition to the increasing price pressures facing AGGRASTAT® when comparing the two periods. Revenue for the three months ended September 30, 2018 included a favorable exchange rate when compared to revenues for the three months ended September 30, 2017, offsetting any decreases in revenues as a result of increased pricing pressures.

ZYPITAMAGTM contributed $326,000 and $932,000 of revenue to the Company during the three and nine months, respectively ended September 30, 2018 and although early into the commercial availability of the product the Company continues to work towards growing the ZYPITAMAGTM brand.

Cost of goods sold

The change in cost of goods sold for the three and nine months ended September 30, 2018 and 2017 and 2016 is reflected in the following table:

(in thousands of CDN $)	Three months ended September 30, 2018	Three months ended September 30, 2017	Increase	Nine months ended September 30, 2018	Nine months ended September 30, 2017	Increase
AGGRASTAT®	$909	$844	$65	$2,697	$2,176	$521
ZYPITAMAGTM	65	-	65	268	-	268
	$974	$844	$130	$2,965	$2,176	$789

Cost of goods sold represents direct product costs associated with AGGRASTAT® and ZYPITAMAGTM, including write-downs for obsolete inventory and amortization of the related intangible assets.

AGGRASTAT® cost of goods sold for the nine months ended September 30, 2018 were $2.7 million compared to $2.2 million for the comparable period in the prior year.

AGGRASTAT® cost of goods sold for the three months ended September 30, 2018 were $909,000 compared to $844,000 for the comparable period in the prior year.

For the three and nine months ended September 30, 2018, the increase to cost of goods sold is the result increased volume of product sold when compared to the same periods in the prior year. As previously noted, increased market share for AGGRASTAT® has led to a higher volume of product being sold, at higher discounted prices due to increased price competition, which resulted in higher cost of goods sold when comparing the two periods.

ZYPITAMAGTM cost of goods sold for the three and nine months ended September 30, 2018 is comprised of $65,000 and $268,000, respectively relating to the cost of the ZYPITAMAGTM product sold to the Company’s wholesale customers and $130,000 pertaining to the amortization of the ZYPITAMAGTM license for the periods, which is recorded on the statement of financial position within intangible assets.

19

Management’s Discussion and Analysis

Selling, general and administrative

Selling, general and administrative expenses include salaries and related costs for those employees not directly involved in research and development. The expenditures are required to support sales and marketing efforts of AGGRASTAT® and ZYPITAMAGTM, ongoing business development and corporate stewardship activities. The balance also includes professional fees such as legal, audit, investor and public relations.

The changes in selling, general and administrative expenditures for the three and nine months ended September 30, 2018 and 2017 is reflected in the following table:

(in thousands of CDN $)	Three months ended September 30, 2018	Three months ended September 30, 2017	Increase (decrease)	Nine months ended September 30, 2018	Nine months ended September 30, 2017	Increase (decrease)
Selling, general and administrative expenses
Commercial sales expenses	$3,986	$2,915	$1,071	$10,882	$8,838	$2,044
Other	704	663	41	2,786	2,353	433
	$4,690	$3,578	$1,112	$13,668	$11,191	$2,477

Total selling, general, and administrative expenses for the nine months ended September 30, 2018 were $13.7 million, compared to $11.2 million for the nine months ended September 30, 2017. Selling, general, and administrative expenses related to commercial operations were $10.9 million for the nine months ended September 30, 2018, compared to $8.8 million for the nine months ended September 30, 2017. Selling, general, and administrative expenses – Other were $2.8 million for the nine months ended September 30, 2018, compared to $2.4 million the same period in the prior year.

Total selling, general, and administrative expenses for the three months ended September 30, 2018 were $4.7 million, compared to $3.6 million for the three months ended September 30, 2017. Selling, general, and administrative expenses related to commercial operations were $4.0 million for the three months ended September 30, 2018, compared to $2.9 million for the three months ended September 30, 2017. Selling, general, and administrative expenses – Other were $704,000 for the three months ended September 30, 2018, compared to $663,000 the same period in the prior year.

Selling, general and administrative expenses include salaries and related costs for those employees not directly involved in research and development. The expenditures are required to support sales and marketing efforts of AGGRASTAT® and ZYPITAMAGTM as well as ongoing business development and corporate stewardship activities. The balance also includes professional fees such as legal, audit, investor and public relations and stock-based compensation.

Commercial sales expenses increased during the three and nine months ended September 30, 2018 as compared to same periods in the prior year as sales and marketing costs including the size of the Company’s commercial team increased between the two periods to support the launch of ZYPITAMAGTM an well as on going sales efforts of the commercial team in regards to the Company’s products.

Selling, general and administrative expenses – other increased for the three and nine months ended September 30, 2018 as compared to the three and nine months ended September 30, 2017 primarily as a result of $145,000 and $820,000 respectively of stock-based compensation recorded during the three and nine months ended September 30, 2018, partially offset lower professional fees incurred during 2018. There was no stock-based compensation recorded during the three and nine months ended September 30, 2017.

Research and Development

Research and development expenditures include costs associated with the Company’s clinical development and preclinical programs including salaries, monitoring and other research costs. The Company expenses all research costs and has not had any development costs that meet the criteria for capitalization under IFRS. Prepaid research and development costs represent advance payments under contractual arrangements for clinical activity outsourced to research centers.

20

Management’s Discussion and Analysis

The change in research and development expenditures for the three and nine months ended September 30, 2018 and 2017 is reflected in the following table:

(in thousands of CDN $)	Three months ended September 30, 2018	Three months ended September 30, 2017	Increase	Nine months ended September 30, 2018	Nine months ended September 30, 2017	Increase (Decrease)
Research and development	$1,400	$807	$593	$3,380	$3,562	$(182)

Net research and development expenditures for the nine months ended September 30, 2018 were $3.4 million compared to $3.6 million for the comparable period in the prior year.

Net research and development expenditures for the three months ended September 30, 2018 were $1.4 million compared to $807,000 for the comparable period in the prior year.

Research and development expenditures include costs associated with the Company’s on-going AGGRASTAT® development, clinical development and preclinical programs including salaries, research centered costs and monitoring costs, as well as research and development costs associated with the development projects being undertaken to develop additional cardiovascular products. The Company expenses research costs and has not had any development costs that meet the criteria for capitalization under IFRS. The increase in research and development expenditures for the three months ended September 30, 2018 when compared to the three months ended September 30, 2017 is a result of the timing of expenditures and related work associated with each development project undertaken by the Company. The decrease in research and development expenditures for the nine months ended September 30, 2018 as compared to the nine months ended September 30, 2017 is primarily related to the timing of expenses being incurred for research and development activities, primarily the Company’s development of three generic ANDA cardiovascular products.

Finance Income (Expense), Net

The change in finance income (expense), net for the three and nine months ended September 30, 2018 and 2017 is reflected in the following table:

(in thousands of CDN $)	Three months ended September 30, 2018	Three months ended September 30, 2017	Increase	Nine months ended September 30, 2018	Nine months ended September 30, 2017	Increase
Finance income (expense), net	$88	$(290)	$378	$107	$(925)	$1,032

Finance income, net for the nine months ended September 30, 2018 was $107,000 compared to finance expense, net of $925,000 in the comparable period in the prior year.

Finance income, net for the three months ended September 30, 2018 was $88,000 compared to finance expense, net of $290,000 in the comparable period in the prior year.

The finance income for the three and nine months ended September 30, 2018 relates to interest on cash and investments held by the Company during 2018, partially offset by accretion on the Company’s royalty obligation, which compares to finance expense for the three and nine months ended September 30, 2017 relating to accretion on the Company’s royalty obligation and interest on the Company’s long-term debt. Additionally, there was no significant finance income earned during the three and nine months ended September 30, 2017 and the Company repaid its long-term debt during the fourth quarter of 2017.

21

Management’s Discussion and Analysis

Foreign Exchange Gain (Loss), Net

The change in foreign exchange gain (loss), net for the three and nine months ended September 30, 2018 and 2017 is reflected in the following table:

(in thousands of CDN $)	Three months ended September 30, 2018	Three months ended September 30, 2017	Increase (Decrease)	Nine months ended September 30, 2018	Nine months ended September 30, 2017	Increase
Foreign exchange gain (loss), net	$(916)	$181	$(1,097)	$1,120	$455	$665

Foreign exchange gain, net for the nine months ended September 30, 2018 was $1.1 million compared to $455,000 in the comparable period in the prior year.

Foreign exchange loss, net for the three months ended September 30, 2018 was $916,000 compared to foreign exchange gain of $181,000 in the comparable period in the prior year.

The increase in foreign exchange gain, net, in the none months ended September 30, 2018 was a result of the impact of a strengthening of the U.S dollar against the Canadian dollar on the U.S. denominated cash and short-term investment balances held at September 30, 2018.

Income Tax Expense

The change in income tax expense for the three and nine months ended September 30, 2018 and 2017 is reflected in the following table:

(in thousands of CDN $)	Three months ended September 30, 2018	Three months ended September 30, 2017	Decrease	Nine months ended September 30, 2018	Nine months ended September 30, 2017	Decrease
Income tax expense	$70	$133	$(63)	$252	$419	$(167)

The Company recorded current income tax expense of $252,000 for the nine months ended September 30, 2018 compared to $419,000 during the nine months ended September 30, 2017.

The Company recorded current income tax expense of $70,000 for the three months ended September 30, 2018 compared to $133,000 during the nine months ended September 30, 2017.

The income tax expense is primarily related to taxable income in the United States and the reduction in income tax expense relates to lower taxable income in the United States during the three and nine months ended September 30, 2018 when compared to the same periods in the previous year.

Loss from Discontinued Operations

The change in loss from discontinued operations for the three and nine months ended September 30, 2018 and 2017 is reflected in the following table:

(in thousands of CDN $)	Three months ended September 30, 2018	Three months ended September 30, 2017	Decrease	Nine months ended September 30, 2018	Nine months ended September 30, 2017	Increase
Income (Loss) from discontinued operations	$-	$(5,872)	$(5,872)	$-	$(12,315)	$(12,315)

22

Management’s Discussion and Analysis

The loss from discontinued operations for the three and nine months ended September 30, 2017 relates to the Apicore business, which was divested through the Apicore Sale Transaction which was completed on October 2, 2017. As the Apicore business was divested during 2017, there is no income or loss from discontinued operations for the three or nine months ended September 30, 2018.

Income (loss) and comprehensive income (loss)

The consolidated net income (loss) and comprehensive income (loss) for the three and nine months ended September 30, 2018 and 2017 is reflected in the following table:

(in thousands of CDN $)	Three months ended September 30, 2018	Three months ended September 30, 2017	Increase (Decrease)	Nine months ended September 30, 2018	Nine months ended September 30, 2017	Increase (Decrease)
Income (loss) for the period from continuing operations	$(545)	$1,565	$(2,110)	$2,410	$4,287	$(1,877)
Loss from discontinued Operations, net of tax	-	(5,872)	5,872	-	(12,315)	12,315
Net income (loss)	(545)	(4,308)	3,763	2,410	(8,028)	10,438
Comprehensive income (loss)	(1,195)	(12,519)	11,324	3,843	(16,501)	20,344
Basic earnings (loss) per share from continuing operations	(0.03)	0.10	(0.13)	0.15	0.27	(0.12)
Diluted earnings (loss) per share from continuing operations	(0.03)	0.09	(0.12)	0.14	0.24	(0.10)
Basic loss per share from discontinued operations	-	(0.38)	0.38	-	(0.79)	0.79
Diluted loss per share from discontinued operations	-	(0.38)	0.38	-	(0.79)	0.79

For the nine months ended September 30, 2018, the Company recorded consolidated net income from continuing operations of $2.4 million or $0.15 per share ($0.14 per share diluted) compared to consolidated net income from continuing operations of $4.3 million or $0.27 per share ($0.24 per share diluted) for the nine months ended September 30, 2017. As discussed above, the main factors contributing to the net income was the higher foreign exchange gain and finance income, net, partially offset by lower revenues and higher cost of goods sold and selling, general and administrative expenses for the nine months ended September 30, 2018 when compared to the nine months ended September 30, 2017. For the nine months ended September 30, 2018, the Company did not record any net income or loss from discontinued operations related to the Apicore business compared to a loss from discontinued operations of $12.3 million or $0.79 per share in the nine months ended September 30, 2017. For the nine months ended September 30, 2018, the Company recorded net income of $2.4 million or $0.15 per share ($0.14 per share diluted) compared to a net loss of $8.0 million or $0.52 per share ($0.55 per share diluted) for the nine months ended September 30, 2017.

For the three months ended September 30, 2018, the Company recorded consolidated net loss from continuing operations of $545,000 or $0.03 per share ($0.03 per share diluted) compared to consolidated net income from continuing operations of $1.6 million or $0.10 per share ($0.09 per share diluted) for the three months ended September 30, 2017. As discussed above, the main factors contributing to the net loss was the foreign exchange and higher cost of goods sold and selling, general and administrative expenses for the three months ended September 30, 2018 when compared to the three months ended September 30, 2017. For the three months ended September 30, 2018, the Company did not record any net income or loss from discontinued operations related to the Apicore business compared to loss from discontinued operations of $5.9 million or $0.38 per share in the three months ended September 30, 2017. For the three months ended September 30, 2018, the Company recorded net loss of $545,000 or $0.03 per share compared to net income of $4.3 million or $0.28 per share ($0.29 per share diluted) for the three months ended September 30, 2017.

23

Management’s Discussion and Analysis

For the nine months ended September 30, 2018, the Company recorded a total comprehensive income of $3.8 million compared to total comprehensive loss of $16.5 million for the nine months ended September 30, 2017. For the three months ended September 30, 2018, the Company recorded a total comprehensive loss of $1.2 million compared to $12.5 million for the three months ended September 30, 2017. The change in comprehensive income results from the factors described above and the fluctuations in the US dollar exchange rate during the quarters.

The weighted average number of common shares outstanding used to calculate basic income (loss) per share for the three and nine months ended September 30, 2018 was 15,748,139 and 15,824,884, respectively. The weighted average number of common shares outstanding used to calculate basic income per share for the three and nine months ended September 30, 2017 was 15,633,535 and 15,593,251, respectively.

The weighted average number of common shares outstanding used to calculate diluted income (loss) per share for the three and nine months ended September 30, 2018 was 15,748,139 and 17,614,726, respectively. The weighted average number of common shares outstanding used to calculate diluted income (loss) per share for the three and nine months ended September 30, 2017 was 17,806,212 and 17,765,928, respectively.

As at September 30, 2018, the Company had 15,713,162 common shares outstanding, with 10,100 held in treasury for cancellation, 900,000 warrants to purchase common shares and 1,433,042 stock options, of which 1,010,842 were exercisable, to purchase common shares outstanding.

As at November 20, 2018, the Company had 15,729,212 common shares outstanding, with 39,000 held in treasury for cancellation, 900,000 warrants to purchase common shares and 1,400,492 stock options, of which 994,792 were exercisable, to purchase common shares outstanding.

Earnings before interest, taxes, depreciation and amortization (EBITDA)

The Company defines EBITDA as "earnings before interest, taxes, depreciation, amortization and other income or expense" and Adjusted EBITDA as “EBITDA adjusted for non-cash and one-time items”. The terms "EBITDA" and “Adjusted EBITDA”, as it relates to the three and nine months ended September 30, 2018 and 2017 results prepared using IFRS, do not have any standardized meaning according to IFRS. It is therefore unlikely to be comparable to similar measures presented by other companies. EBITDA and Adjusted EBITDA for the three and nine months ended September 30, 2018 and 2017 is reflected in the following table:

(in thousands of CDN $)	Three months ended September 30, 2018	Three months ended September 30, 2017	Increase (Decrease)	Nine months ended September 30, 2018	Nine months ended September 30, 2017	Increase (Decrease)
Operating income (loss)	$286	$1,808	$(1,522)	$1,202	$5,177	$(3,975)
Add: amortization	91	25	66	203	72	131
EBITDA	$377	$1,833	$(1,456)	$1,405	$5,249	$(3,844)
Add: Stock-based compensation	145	-	145	820	-	820
Adjusted EBITDA	$522	$1,833	$(1,311)	$2,225	$5,249	$(3,024)

For the nine months ended September 30, 2018, adjusted EBITDA was $2.2 million compared to adjusted EBITDA of $5.2 million for the nine months ended September 30, 2017. As discussed above the main factors contributing to the change in adjusted EBITDA were lower revenues, higher cost of goods sold and higher selling general and administrative expenses, for the nine months ended September 30, 2018.

For the three months ended September 30, 2018, adjusted EBITDA was $522,000 compared to adjusted EBITDA of $1.8 million for the three months ended September 30, 2017. As discussed above the main factors contributing to the change in adjusted EBITDA were lower revenues, higher cost of goods sold and higher selling general and administrative expenses, partially offset by lower research and development expenses for the three months ended September 30, 2018.

24

Management’s Discussion and Analysis

LIQUIDITY AND CAPITAL RESOURCES

Since the Company’s inception, it has financed operations primarily from net revenue received from the sale of AGGRASTAT®, the sale of its equity securities, the issue and subsequent exercises of warrants and stock options, interest on excess funds held and the issuance of debt.

On October 3, 2017, the Company announced the completion of the Apicore Sale Transaction to the Buyer. Under the Apicore Sale Transaction, the Company received net proceeds of approximately U.S.$105 million of which approximately U.S.$55 million was received on October 3, 2017, with the remainder received in early 2018. There is also a holdback that could be received in 2019. These funds received and yet to be received by the Company were after payment of all transaction costs, the compensation paid to holders of Apicore’s employee stock options, the redemption of the remaining shares of Apicore not owned by Medicure and other adjustments.

On February 1, 2018, the Company announced that it had received the deferred purchase price proceeds of approximately U.S.$50 million from the Buyer as a result of the Apicore Sale Transaction. The U.S.$50 million was included in the total net proceeds of U.S.$105 million described earlier. The Company did not receive any contingent payments based on an earn out formula as certain financial results within the Apicore business were not met following the Apicore Sale Transaction. Additionally, up to U.S.$10 million becomes payable in 2019 based on the release of certain holdback funds.

The funds received from the Apicore sales transaction will be invested and used for business and product development purposes and to fund operations as needed.

Cash provided by operating activities for the nine months ended September 30, 2018 was $3.0 million compared to $28.3 million for the comparable period in the prior year. The decrease in cash used in operating activities is primarily due to deferred revenue received and finance expense, net of interest paid, during the nine months ended September 30, 2017 as a result of the outstanding long-term debt of the Company in 2017. The Company repaid its long-term debt in the fourth quarter of 2017 and as a result had no interest payments during the nine months ended September 30, 2018.

Cash from investing activities for the nine months ended September 30, 2018 totaled $13.3 million and related to funds received from the Apicore Sale Transaction during the nine months ended September 30, 2018 of $65.2 million, partially offset by $51.8 million which was invested in short-term term deposits during the period and $127,000 spent on the acquisition of property and equipment. Cash flows used in investing activities for the nine months ended September 30, 2017 totaled $35.3 million and related to $31.6 million used to acquire Class C common shares of Apicore, $2.6 million used to acquire Class E common shares of Apicore and $1.1 million relating to the acquisition of property and equipment.

Cash used in financing activities for the nine months ended September 30, 2018 totaled $1.6 million and related to $1.9 million of cash paid to acquire the Company’s common shares under the normal course issuer bid, which is partially offset by cash received from the exercise of stock options totaling $322,000. This compares to cash used in financing activities of $500,000 for the nine months ended September 30, 2017, which was primarily due to the decrease in cash held in escrow of $12.8 million, proceeds from the exercise of stock options with Medicure and Apicore totaling $694,000, partially offset by repayment of the Knight Loan previously held by Apicore totaling $12.6 million.

As at September 30, 2018, the Company had unrestricted cash totaling $20.2 million compared to $5.3 million as of December 31, 2017. Additionally, at September 30, 2018, the Company had short-term investments in the form of term deposits with maturities of greater than three months and less than one year which totaled $51.8 million. As at September 30, 2018, the Company had working capital of $84.3 million compared to December 31, 2017 of $70.9 million.

During the three and nine months ended September 30, 2018 the Company repurchased 53,700 and 270,100, respectively common shares of which 260,000 were cancelled at September 30, 2018 and 10,100 were held in treasury at September 30, 2018 and cancelled subsequent to September 30, 2018. The aggregate price paid for these common shares for the three and nine months ended September 30, 2018 totaled $371,992 and $1,944,925, respectively and $39,559 was recorded within accounts payable and accrued liabilities as at September 30, 2018. As a result of the NCIB, during the three and nine months ended September 30, 2018 the Company recorded $53,824 and $198,635, respectively directly in its retained deficit representing the difference between the aggregate price paid for these common shares and a reduction of the Company’s share capital totaling $2,143,560.

Subsequent to September 30, 2018, the Company repurchased an additional 28,900 common shares to be cancelled for an aggregate cost of $189,704.

25

Management’s Discussion and Analysis

The Company did not have any long-term debt recorded in its condensed consolidated interim financial statements as at September 30, 2018.

CONTRACTUAL OBLIGATIONS

As at September 30, 2018, in the normal course of business, the Company has obligations to make future payments, representing contracts and other commitments that are known and committed as follows and the table excludes liabilities classified as held for sale:

	Contractual Obligations Payment Due by Period
(in thousands of CDN$)	Total	2018 remaining	2019	2020	2021	2022	Thereafter
Accounts Payable and Accrued Liabilities	$14,092	$14,092	$-	$-	$-	$-	$-
Income Taxes Payable	618	618	-	-	-	-	-
Purchase Agreement commitments	5,678	769	1,228	1,051	1,051	1,191	388
Total	$20,388	$15,479	$1,228	$1,051	$1,051	$1,191	$388

Commitments

The Company has entered into a manufacturing and supply agreement to purchase a minimum quantity of AGGRASTAT® unfinished product inventory totaling U.S.$150,000 annually (based on current pricing) until 2024 and a minimum quantity of AGGRASTAT® finished product inventory totaling U.S.$197,900 annually (based on current pricing) until 2022 and between 400,000 and 493,000 euros annually (based on current pricing) until 2022.

Effective November 1, 2014, the Company entered into a sub-lease with Genesys Venture Inc. (“GVI”) to lease office space at a rate of $170,000 per annum for three years ending October 31, 2017. The lease was amended on May 1, 2016 and increased the leased area covered under the lease agreement at a rate of $212,000 per annum until October 31, 2019.

Effective January 1, 2018, the Company renewed its business and administration services agreement with GVI, under which the Company is committed to pay $7,083 per month or $85,000 per year for a one-year term.

Contracts with contract research organizations are payable over the terms of the associated agreements and clinical trials and timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial related activities.

On October 31, 2017, the Company acquired an exclusive license to sell and market PREXXARTAN® (valsartan) oral solution in the U.S. and its territories with a seven-year term, with extensions to the term available, which had been granted tentative approval by the FDA, which was converted to final approval on December 19, 2017. The Company acquired the exclusive license rights for an upfront payment of U.S.$100,000, with an additional U.S.$400,000 payable on final FDA approval and the Company will be obligated to pay royalties and milestone payments from the net revenues of PREXXARTAN®. The U.S.$400,000 payment is on hold pending legal proceedings relating to PREXXARTAN® and is recorded within accounts payable and accrued liabilities on the condensed consolidated interim statement of financial position.

On December 14, 2017 and subsequently updated on March 7, 2018, the Company announced it had acquired an exclusive license to sell and market a branded cardiovascular drug, ZYPITAMAGTM in the United States and its territories for a term of seven years with extensions to the term available. The Company has entered into a profit-sharing arrangement resulting in a portion of the net profits from ZYPITAMAGTM being paid to the licensor. As at September 30, 2018, no amounts have been accrued or paid as it pertains to this profit-sharing arrangement.

The Company periodically enters into research agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the Company’s condensed consolidated interim financial statements with respect to these indemnification obligations.

26

Management’s Discussion and Analysis

As a part of a previously completed debt settlement by the Company, beginning on July 18, 2011, the Company is obligated to pay a royalty to Birmingham based on future commercial AGGRASTAT® sales until 2023. The royalty is based on 4% of the first $2,000,000 of quarterly AGGRASTAT® sales, 6% on the portion of quarterly sales between $2,000,000 and $4,000,000 and 8% on the portion of quarterly sales exceeding $4,000,000 payable within 60 days of the end of the preceding three-month periods ended February 28, May 31, August 31 and November 30. Birmingham has a one-time option to switch the royalty payment from AGGRASTAT® to a royalty on MC-1 sales. Management has determined there is no value to the option to switch the royalty to MC-1 as the product is not commercially available for sale and the long-term development timeline associated with commercialization of the product. Royalties for the three and nine months ended September 30, 2018 totaled $516,342 and $1,159,042, respectively (2017 - $412,637 and $1,297,855) with payments made during the three and nine months ended September 30, 2018 of $453,268 and $1,166,203, respectively (2017 - $452,513 and $1,374,534).

The Company is obligated to pay royalties on any future commercial net sales of PREXXARTAN® to the licensor of PREXXARTAN®. To date, no royalties are due and/or payable.

In the normal course of business, the Company may from time to time be subject to various claims or possible claims. Although management currently believes there are no claims or possible claims that if resolved would either individually or collectively result in a material adverse impact on the Company’s financial position, results of operations, or cash flows, these matters are inherently uncertain and management’s view of these matters may change in the future.

During 2018, the Company was named in a civil claim in Florida from the third-party manufacturer of PREXXARTAN® against the licensor. The claim disputed the rights granted by the licensor to the Company with respect to PREXXARTAN®. The claim against the Company has since been withdrawn, however the claim against the licensor by the third-party manufacturer continues.

On September 10, 2015, the Company submitted a supplemental New Drug Application (“sNDA”) to the FDA to expand the label for AGGRASTAT®. The label change is being reviewed and evaluated based substantially on data from published studies. If the label change submission were to be successful, the Company will be obligated to pay 300,000 Euros over the course of a three-year period in equal quarterly instalments following approval. On July 7, 2016, the Company announced it received a Complete Response Letter stating the sNDA cannot be approved in its present form and requested additional information. The payments are contingent upon the success of the filing and as such the Company has not recorded any amount in the Company’s condensed consolidated interim statements of net income (loss) and comprehensive income (loss) pertaining to this contingent liability.

During 2015, the Company began a development project of a cardiovascular generic drug in collaboration with Apicore. The Company has entered into a supply and development agreement under which the Company holds all commercial rights to the drug. In connection with this project, the Company is obligated to pay Apicore 50% of net profit from the sale of this drug. On August 13, 2018, the Company announced that the FDA has approved its ANDA for SNP, a generic intravenous cardiovascular product.

FINANCIAL INSTRUMENTS

The Company is exposed to market risks related to changes in interest rates and foreign currency exchange rates. The carrying values of current monetary assets and liabilities approximate their fair values due to their relatively short periods to maturity. The royalty obligation was recorded at its fair value at the date at which the liability was incurred and subsequently revalued using the effective interest method at each reporting date. Based on the significant cash and cash equivalents and short-term investment balances held by the Company at September 30, 2018, its results of operations or cash flows could be affected by a sudden change in market interest rates. Based on the Company’s exposures as at September 30, 2018, assuming that all other variables remain constant, a 1% appreciation or deterioration in interest rates would result in a corresponding increase or decrease, respectively on the Company's net income of approximately $720,000 (December 31, 2017 - $53,000).

The Company has not entered into any futures or forward contracts as at September 30, 2018. The Company is exposed to foreign exchange rate changes that could have a material impact on the Company’s results. Foreign exchange risk is the risk that the fair value of future cash flows for financial instruments will fluctuate because of changes in foreign exchange rates. The Company is exposed to currency risks primarily due to its U.S dollar denominated cash and cash equivalents, short-term investments, accounts receivable, holdback receivable, accounts payable and accrued liabilities, income taxes payable and royalty obligation. The Company has not entered into any foreign exchange hedging contracts.

27

Management’s Discussion and Analysis

The Company is exposed to U.S. dollar currency risk through the following U.S. denominated financial assets and liabilities:

(Expressed in U.S. Dollars)	September 30, 2018	December 31, 2017
Cash and cash equivalents	$15,592,050	$4,086,080
Short-term investments	40,000,000	-
Accounts receivable	6,469,171	6,792,664
Consideration receivable	-	65,905,433
Holdback receivable	9,727,372	9,620,385
Accounts payable and accrued liabilities	(10,085,954)	(7,174,456)
Accrued transaction costs	-	(17,824,416)
Income taxes payable	(477,775)	(1,935,879)
Current portion of royalty obligation	(1,062,713)	(1,225,350)
Royalty obligation	(2,140,250)	(2,321,092)
License fee payable	-	(400,000)
Other long-term liabilities	-	(904,749)
	$58,021,901	$54,618,620

Based on the above net exposures as at September 30, 2018, assuming that all other variables remain constant, a 5% appreciation or deterioration of the Canadian dollar against the U.S. dollar would result in a corresponding increase or decrease, respectively on the Company's net income of approximately $3.8 million (December 31, 2017 - $3.8 million).

The Company is also exposed to currency risk on the Euro, however management estimates such risk relating to an appreciation or deterioration of the Canadian dollar against the Euro would have limited impact on the operations of the Company.

RELATED PARTY TRANSACTIONS

Directors and key management personnel control 16% of the voting shares of the Company as at September 30, 2018 (December 31, 2017 – 16%).

During the three and nine months ended September 30, 2018, the Company paid GVI, a company controlled by the President and Chief Executive Officer of the Company, a total of $21,250 and $63,750, respectively (2017 - $21,250 and $63,750) for business administration services, a total of $53,000 and $159,000, respectively (2017 - $53,000 and $159,000) in rental costs and a total of $11,550 and $35,400, respectively (2017 - $10,950 and $32,850) for commercial and information technology support services. As described in note 9(a), the business administration services are provided to the Company through a consulting agreement with GVI.

Clinical research services are provided through a consulting agreement with Clinical Development Solutions Inc. ("CDS"), a company controlled by the President and Chief Executive Officer of the Company. Pharmacovigilance and safety, regulatory support, quality control and clinical support are provided to the Company through the CDS agreement. During the three and nine months ended September 30, 2018, the Company paid CDS $199,836 and $633,173, respectively (2017 - $188,468 and $561,743) for clinical research services.

Research and development services are provided through a consulting agreement with CanAm Bioresearch Inc. ("CanAm"), a company controlled by a close family member of the President and Chief Executive Officer of the Company. During the three and nine months ended September 30, 2018, the Company paid CanAm $102,054 and $288,254, respectively (2017 - $103,842 and $353,043) for research and development services.

Beginning with the acquisition on December 1, 2016 and ending with the Apicore Sales Transaction on October 2, 2017 (note 4), the Company incurred rental charges pertaining to leased manufacturing facilities and office space from Dap Dhaduk II LLC (“Dap Dhaduk”), an entity controlled by a minority shareholder and member of the board of directors of Apicore Inc. For the three and nine months ended September 30, 2017, the Company paid Dap Dhaduk $83,593 and $261,636, respectively for rental expenses which are recorded within loss from discontinued operations on the condensed consolidated interim statements of net income (loss) and comprehensive income (loss).

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Management’s Discussion and Analysis

Beginning with the acquisition on December 1, 2016 and ending with the Apicore Sales Transaction on October 2, 2017 (note 4), the Company purchased inventory from Aktinos Pharmaceuticals Private Limited (“Aktinos”), an entity significantly influenced by a close family member of the President and Chief Executive Officer of Apicore Inc. For the three and nine months ended September 30, 2017, the Company paid Aktinos $501,814 and $1,599,056, respectively for purchases of inventory.

Beginning with the acquisition on December 1, 2016 and ending with the Apicore Sales Transaction on October 2, 2017, (note 4), the Company incurred research and development charges from Omgene Life Sciences Pvt. Ltd. (“Omgene”), an entity significantly influenced by a close family member of the President and Chief Executive Officer of Apicore Inc. For the three and nine months ended September 30, 2017, the Company paid Omgene nil and $26,466, respectively for research and development services which are recorded within loss from discontinued operations on the condensed consolidated interim statements of net income (loss) and comprehensive income (loss).

Beginning with the acquisition on December 1, 2016 and ending with the Apicore Sales Transaction on October 2, 2017, (note 4), the Company incurred pharmacovigilance charges from 4C Pharma Solutions LLC. (“4C Pharma”), an entity significantly influenced by a close family member of the President and Chief Executive Officer of Apicore Inc. For the three and nine months ended September 30, 2017, the Company paid 4C Pharma $17,727 and $87,415, respectively for services provided which are recorded within loss from discontinued operations on the condensed consolidated interim statements of net income (loss) and comprehensive income (loss).

These transactions were in the normal course of business and have been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

As at September 30, 2018, included in accounts payable and accrued liabilities is $101,429 (December 31, 2017 - $67,704) payable to GVI, $237,570 (December 31, 2017 - $118,973) payable to CDS, and $96,647 (December 31, 2017 - $36,606) payable to CanAm, which are unsecured and payable on demand.

Effective July 18, 2016, the Company renewed its consulting agreement with its President and Chief Executive Officer of the Company, through A.D. Friesen Enterprises Ltd., a company owned by the President and Chief Executive Officer of the Company for a term of five years, at a rate of $300,000 annually, increasing to $315,000 annually, effective January 1, 2017. The Company may terminate this agreement at any time upon 120 days written notice. As at September 30, 2018, there were no amounts included in accounts payable and accrued liabilities (December 31, 2017 – $125,000) payable to A. D. Friesen Enterprises Ltd. as a result of this consulting agreement. Any amounts payable to A. D. Friesen Enterprises Ltd. are unsecured, payable on demand and non-interest bearing.

Effective January 1, 2018, the Company renewed its consulting agreement with its Chief Financial Officer, through JFK Enterprises Ltd., a company owned by the Chief Financial Officer of the Company, for a one year term, at a rate of $155,000 annually. The agreement could have been terminated by either party, at any time, upon 30 days written notice. Any amounts payable to JFK Enterprises Ltd. were unsecured, payable on demand and non-interest bearing. Effective June 1, 2018, this consulting agreement was converted into an employment agreement with the Chief Financial Officer.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements other than as discussed above.

OUTLOOK

The Company is primarily focusing on:

Maintaining and growing AGGRASTAT® sales in the United States

The Company continues to work to expand the sales of AGGRASTAT® in the United States. The present market for GPIs based on wholesaler acquisition cost, of which AGGRASTAT® is one of three agents, is approximately U.S.$180 million per year (2017). The use of AGGRASTAT® is recommended by the AHA and ACC Guidelines for the treatment of ACS. AGGRASTAT® has been shown, to reduce the rate of thrombotic cardiovascular events (combined endpoint of death, myocardial infarction, or refractory ischemia/repeat cardiac procedure) in patients with NSTE ACS.

As stated previously, one of the Company’s primary ongoing research and development activities is the continued development and further implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT®.

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Management’s Discussion and Analysis

An important aspect of the AGGRASTAT® strategy was the revision of its approved prescribing information. On October 11, 2013, the Company announced that the FDA approved the AGGRASTAT® HDB regimen, as requested under Medicure's supplemental new drug application (“sNDA”). The AGGRASTAT® HDB regimen (25 mcg/kg within 5 minutes, followed by 0.15 mcg/kg/min) has become the recommended dosing for the reduction of thrombotic cardiovascular events in patients with NSTE ACS.

The Company believes that further expanded indications and dosing regimens could provide added value to further maximize the revenue potential for AGGRASTAT®. The Company is currently exploring the potential to make such changes, and the Company may need to conduct appropriate clinical trials, obtain positive results from those trials, or otherwise provide support in order to obtain regulatory approval for such proposed indications and dosing regimens.

On September 1, 2016, the Company announced that it had received approval from the FDA for its bolus vial product format for AGGRASTAT®. The product format is a concentrated, pre-mixed, 15 ml vial designed specifically for convenient delivery of the AGGRASTAT® bolus dose (25 mcg/kg). Development of the bolus vial was in response to feedback from interventional cardiologists and catheterization lab nurses from across the United States. Commercial launch of the bolus vial took place in October of 2016 and the Company continues to believe this product format will have a positive impact on hospital utilization of AGGRASTAT®.

The Company is also providing funding for a number of investigator sponsored research projects targeting contemporary utilization of AGGRASTAT® relative to its competitors.

Commercial launch of ZYPITAMAGTM

The Company acquired an exclusive license to sell and market ZYPITAMAGTM in the United States and its territories for a term of seven years with extensions to the term available. ZYPITAMAGTM, used for the treatment of patients with primary hyperlipidemia or mixed dyslipidemia, was approved early in 2017 by the FDA for sale and marketing in the United States and its territories and on May 1, 2018 the Company launched ZYPITAMAGTM commercially in retail pharmacies throughout the United States. The Company’s product launch has utilized its existing commercial infrastructure. While not an in-hospital product like AGGRASTAT®, ZYPITAMAGTM adds to the Company’s cardiovascular portfolio and expands the Company’s reach to new patients. ZYPITAMAGTM contributed $326,000 and $932,000, respectively of revenue to the Company during the three and nine months ended September 30, 2018 and although early into the commercial availability of the product the Company continues to work towards growing the ZYPITAMAGTM brand.

Acquisitions and licensing of new commercial products

In addition to the acquisitions of licenses in the United States for ZYPITAMAGTM and PREXXARTAN®, the latter of which, as described earlier, is currently on hold, the Company continues to explore additional opportunities for the acquisition or licensing of other cardiovascular products that fit the commercial organization.

Developing additional cardiovascular generic and reformulation products

On August 13, 2018, the Company announced that the FDA has approved its ANDA SNP. SNP is indicated for the immediate reduction of blood pressure for adult and pediatric patients in hypertensive crisis. The product is also indicated for producing controlled hypotension in order to reduce bleeding during surgery and for the treatment of acute congestive heart failure. Refer to Important Safety Information below. The Company’s newly approved product was determined by the FDA to be therapeutically equivalent to Nitropress® (Sodium Nitroprusside Injection). The filing of the ANDA was previously announced by the Company on December 13, 2016.

Medicure has also begun the development of two additional generic versions of acute cardiovascular drugs and is exploring other potential opportunities.

The Company’s intention is that SNP will be launched using its existing commercial sales force and infrastructure in the first quarter of 2019.

CONTROLS

The Company is not required to certify on the design and evaluation of the Company's Disclosure Controls and Procedures (“DC&P”) and Internal Controls over Financial Reporting (“ICFR”) under Canadian securities requirements. However, the Company is required to certify for the Securities Exchange Commission. Information can be found in the Company's Annual Report on Form 20-F for the year ended December 31, 2017.

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Management’s Discussion and Analysis

RISKS AND UNCERTAINTIES

Risks and uncertainties relating to the Company and its business can be found in the “Risk Factors” section of its Annual Report on Form 20-F for the year ended December 31, 2017, which can be obtained on SEDAR (www.sedar.com) and are not discussed extensively here.

With the exception of AGGRASTAT®, ZYPITAMAGTM, SNP and PREXXARTAN®, which, as described earlier, is currently on hold, all of the Company’s products and technologies are currently in the research and development stage. To obtain regulatory approvals for the Company’s clinical products and to achieve commercial success, human clinical trials must demonstrate that the products are safe for human use and that they show efficacy. Unsatisfactory results obtained from a particular study relating to one or more of the Company’s products may cause the Company to reduce or abandon its commitment to that program. The Company does not and may never have a commercially viable drug formulation approved for marketing of these clinical products. There can be no assurance that the Company will be successful in obtaining necessary market approvals for its products, including its generic cardiovascular development project or P5P/TARDOXALTM. There can also be no assurance that the Company will be successful in marketing and distributing its products, or achieving appropriate reimbursement from government or private health authorities.

In the near-term, a key driver of revenues will be the Company's ability to maintain or grow hospital sales of AGGRASTAT®, the commercial launch and ability to grow sales of ZYPITAMAGTM, the launch and ability to grow sales of SNP and the development and/or acquisition of new products.

The Company’s future operations are dependent upon its ability to grow sales of AGGRASTAT®, successfully launch and grow sales of ZYPITAMAGTM commercially, successfully launch and grow sales of SNP commercially, to develop and/or acquire new products, and/or secure additional capital, which may not be available under favorable terms or at all.

ADDITIONAL INFORMATION

Additional information regarding the Company, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, can be obtained on SEDAR (www.sedar.com).

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